UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 18, 2022 titled “GeoPark Announces the Results of its 2022 Annual General Meeting”

2.	Notice of Voting Results of Annual General Meeting held on July 15, 2022

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THE RESULTS OF ITS 2022 ANNUAL GENERAL MEETING

BOARD STRENGTHENED WITH ADDITION OF WORLD-CLASS PROVEN OIL AND GAS FINDERS

Bogota, Colombia – July 18, 2022 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announced that, based on a final vote count certified by the Inspector of Elections, GeoPark shareholders reelected all the Directors that were standing for reelection to serve a term ending at the 2023 Annual General Meeting of Shareholders. In addition to the five reelected Directors, shareholders elected four new members to the Board.

Results of Annual General Meeting

The five reelected Directors were elected with a margin of 77% of the votes cast, on average, with a total of 65% of shares represented by proxies at the meeting. The two new Independent Directors and the two new Executive Directors were each elected with a 99% majority of the votes cast. All the proposed Resolutions passed. The vote count is final and has been certified by the Inspector of Elections. Additional information regarding the results of the 2022 Annual General Meeting of Shareholders will be available in a report on Form 6-K to be filed with the Securities and Exchange Commission and posted on GeoPark’s website, www.geo-park.com.

The elected Directors are:

•	Sylvia Escovar, Director and Chair

•	James F. Park, Director, co-founder and Vice-Chair

•	Robert Bedingfield, Director

•	Constantin Papadimitriou, Director

•	Somit Varma, Director

•	Brian F. Maxted, New Director

•	Carlos E. Macellari, New Director

•	Andres Ocampo, CEO and New Director

•	Marcela Vaca, New Director

Two New Independent Directors with Broad Technical Expertise and Impressive Track Records

Two new Independent Directors, Brian F. Maxted and Carlos E. Macellari, were elected to the Board. They are world-class executives and well-known international oil and gas finders and developers.

Brian F. Maxted holds a bachelor’s degree in geology from the University of Sheffield and a master’s degree in organic geochemistry and petrology from the University of Newcastle-upon-Tyne. Mr. Maxted is a proven oil and gas finder, private equity entrepreneur and public company leader in the upstream E&P business, with a global track record of significant basin and play discoveries over 30 years. His illustrious career includes work for BP, Hess and Triton Energy. His work for BP included locations as diverse as Europe, Africa, North America and South America, where he was involved in the discovery of Colombia’s giant Cusiana and Cupiagua oil fields in the early 1990s. In 2003, Mr. Maxted became a founding partner and later the CEO/CXO and board member of Kosmos Energy. Under his guidance, the company made the large Jubilee Field discovery offshore Ghana as well as the giant Tortue gas find offshore Mauritania/Senegal. Mr. Maxted retired from Kosmos in 2019 and established Limatus Energy Advisory Limited to provide strategic counsel to upstream E&P companies. In addition, he led the formation of Lapis Energy, a company focused on carbon solutions in the US Lower 48, as well as in the UK/EU and Asia-Pacific, where he currently serves as Chairman of the Board.

Carlos E. Macellari holds a bachelor’s degree in geology from the Universidad Nacional de La Plata in Argentina, and a master´s degree and a PhD in geology from Ohio State University. He has over 30 years of successful exploration, development and management experience in the oil and gas industry across several continents, at Tecpetrol, Repsol YPF, Hocol, Benton Oil & Gas, Enron Oil & Gas International and Pecten International (Shell Oil). Importantly, Dr. Macellari led the subsurface team responsible for making Fortin de Piedra the largest gas producing block in Argentina, and the discovery and development of the Pendare Field in Colombia. As Worldwide Director of Geology, he also led the technical group behind Repsol’s exploration success in locations such as Libya, Algeria, Pre-Salt Brazil, the Gulf of Mexico, Venezuela and Peru. He has published over 40 technical papers and has been guest lecturer in numerous international forums. Since 2020, Dr. Macellari has served as a board member of Inverban, Tecpetrol Investments, Tecpetrol Servicios and Suizum.

Two New Experienced Executive Directors

Two new executive Directors join the Board: Andres Ocampo, CEO, and Marcela Vaca, General Director. Mr. Ocampo will contribute his substantial experience in GeoPark and ensure consistency in the execution of its strategy as CEO. Marcela Vaca is stepping away from her role as General Director to join the Board full-time and contribute her considerable legal and regulatory experience in Colombia.

Mr. Ocampo holds a bachelor’s degree in Economics from the Universidad Catolica Argentina, has more than 17 years of experience in business and finance and served as our Chief Financial Officer from November 2013 to June 2022. He joined GeoPark in 2010 and was the Director of Growth and Capital from January 2011 through October 2013. Mr. Ocampo has been instrumental in helping GeoPark reach some of its greatest milestones, including its entry into Colombia and Brazil, the IPO on the New York Stock Exchange, the acquisition of Amerisur Resources and the recent significant acreage expansion in Colombia. Our Board of Directors appointed Mr. Ocampo to serve as Chief Executive Officer of the Company effective as of July 1, 2022, by virtue of his wide experience in business management and finance together with his character, vision, and knowledge of the Company and his proven ability to lead successful teams. Before joining the Company, Mr. Ocampo worked at Credit Agricole Corporate & Investment Bank and Citigroup, focusing on the oil and gas and commodities industries.

GeoPark General Director Mrs. Vaca graduated in Law with a specialization in Commercial Law from the Pontificia Universidad Javeriana in Colombia and was a Fulbright Scholar with a Summa Cum Laude Master (LL. M.) from Georgetown University. She is a Colombian executive with more than 20 years of experience in planning, legal, environmental and social articulation and management of hydrocarbon exploration and production projects in Colombia and other countries in the region. Mrs. Vaca joined GeoPark in 2012 and has extensive experience in the Colombian oil and gas sector. She is ranked by Bloomberg Linea as one of the 500 most influential people in Latin America. In 2020, 2021 and 2022 Forbes named her as one of the 50 most powerful women in Colombia. She was a member of the Board of Directors of the Colombian Oil Association (Asociacion Colombiana de Petroleo) for more than 10 years and served as Chair in 2021.

Sylvia Escovar, Independent Chair of GeoPark’s Board of Directors, said: “On behalf of the Board, I would like to thank GeoPark shareholders for supporting both existing and incoming Board members. The new Independent Directors, with years of hands-on technical experience and proven know-how in finding oil and developing upstream oil & gas companies internationally, will help GeoPark balance the multiple challenges of growth, returns and the energy transition. The new Executive Directors will strengthen the Board immeasurably by ensuring the smooth execution of the Board’s strategy.”

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

Item 2

FOR IMMEDIATE DISTRIBUTION

NOTICE OF VOTING RESULTS OF
Annual General Meeting Held on JULY 15, 2022
GEOPARK LIMITED

Bogota, Colombia – July 18, 2022 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, hereby announces the voting results of its Annual General Meeting of Shareholders (the “Meeting”) held on July 15, 2022 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda at 10 A.M. Local Time.

At the Meeting the following proposals were approved by the required majority of votes cast at the Meeting:

1.	To re-elect Sylvia Escovar Gómez as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
27,606,974	8,147,978	3,534,338

2.	To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
27,628,439	8,126,298	3,534,553

3.	To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
27,652,776	8,101,961	3,534,553

4.	To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
27,484,806	8,270,143	3,534,341

5.	To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
27,636,445	8,118,495	3,534,350

6.	To elect Marcela Vaca Torres as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
35,687,162	67,787	3,534,341

7.	To elect Carlos Enrique Macellari as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
27,652,998	34,007	11,602,285

8.	To elect Brian F. Maxted as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
27,639,383	47,622	11,602,285

9.	To elect Andres Ocampo as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
35,707,267	47,673	3,534,350

10.	To appoint Pistrelli, Henry Martin y Asociados S.R.L. (a Member of Ernst & Young Global) as independent auditor to the Company for the fiscal year ending December 31, 2022 to hold office until the close of the next Annual General Meeting.

For	Against	Abstain
27,641,580	31,431	11,616,279

11.	To authorize the Audit Committee to fix the remuneration of the Auditors of the Company.

For	Against	Abstain
27,633,401	39,732	11,616,157

Yours sincerely,

Sylvia Escovar Gómez

Chair of the Board

Pedro E. Aylwin Chiorrini

Secretary

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated based on such rounded figures but based on such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Veronica Davila
	Name:	Veronica Davila
	Title:	Chief Financial Officer

Date: July 19, 2022